Filed by Sterling Financial Corporation
Pursuant to Rule 425 of the Securities Act of 1933, as Amended

Subject Company: Klamath First Bancorp, Inc.
Commission File No. 0-26556

August 13, 2003

        Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Sterling Financial Corporation ("Sterling") and Klamath First Bancorp, Inc. ("Klamath"), including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) Sterling's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the management of Sterling and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Sterling's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Sterling and Klamath may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of Sterling or Klamath may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Sterling's and Klamath's markets may increase significantly and could adversely affect operations; and (10) an economic slowdown, either nationally or in the market in which Sterling does business, could adversely affect credit quality and loan originations. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sterling's and Klamath's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the "SEC") and available on the SEC's Internet site (http://www.sec.gov). In addition, documents filed with the SEC by Sterling can be obtained, without charge, by directing a request to Sterling Financial Corporation, 111 North Wall Street, Spokane, Washington 99201, Attn: Heidi B. Stanley, telephone (509) 358-6160. In addition, documents filed with the SEC by Klamath can be obtained, without charge, by directing a request to Klamath First Bancorp, Inc., 540 Main Street, Klamath Falls, Oregon 97601, Attn: Craig M. Moore, Corporate Secretary, telephone (541) 882-3444.

        Sterling cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sterling or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Sterling does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

        The proposed transaction will be submitted to Sterling's and Klamath's shareholders for their consideration. Sterling and Klamath will file a registration statement, a joint prospectus/proxy statement and other relevant documents concerning the proposed transaction with the SEC.

        SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents containing information about Sterling and Klamath when they become available on the SEC's Internet site at (http://www.sec.gov).

        Sterling and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the Merger. Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in Sterling's proxy statement, dated March 21, 2003, for Sterling's 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

        Klamath and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Klamath in connection with the Merger. Information about the directors and executive officers of Klamath and their ownership of Klamath common stock is set forth in Klamath's proxy statement, dated December 27, 2002, for Klamath's 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

        * * *

THE FOLLOWING IS A PRESS RELEASE ISSUED BY STERLING ON AUGUST 13, 2003.

For Release August 13, 2003—4:30 a.m. PST	Contact: Heidi B. Stanley EVP—Corporate Administration 509-358-6160

STERLING FINANCIAL CORPORATION
OF SPOKANE, WASHINGTON,
COMMENTS ON KLAMATH FIRST BANCORP, INC'S
RESTATEMENT OF EARNINGS FOR THE THIRD QUARTER

Spokane, Washington—August 13, 2003—As previously announced, Sterling Financial Corporation (NASDAQ: STSA) is a party to a pending merger agreement pursuant to which Klamath First Bancorp, Inc. (NASDAQ: KFBI) has agreed to merge with and into Sterling. Klamath today announced that it had adjusted results for its third quarter ending June 30, 2003, as a result of a non-cash charge to earnings of approximately $2.5 million after tax in connection with its investment in certain investments in its available for sale investment portfolio.

Daniel G. Byrne, Senior Vice President and Chief Financial Officer of Sterling stated that Klamath's charge to earnings had no impact upon Sterling's decision to acquire Klamath pursuant to the merger agreement. "As part of our normal due diligence analysis of Klamath as a potential merger candidate, we took the potential charge to earnings into account," Byrne said. He stated, "We are still very much committed to moving forward with this merger and we anticipate closing the transaction in the first quarter of 2004."

ABOUT STERLING

Sterling Financial Corporation of Spokane, Washington, is a unitary savings and loan holding company, which owns Sterling Savings Bank. Sterling Savings Bank is a Washington State-chartered, federally insured stock savings association, which opened in April 1983. Sterling Savings Bank, based in Spokane, Washington, has branches throughout Washington, Idaho, Oregon and western Montana. Through Sterling's wholly owned subsidiaries Action Mortgage Company and INTERVEST-Mortgage Investment Company, it operates loan production offices in Washington, Oregon, Idaho and western Montana. Sterling's subsidiary Harbor Financial Services provides non-bank investments, including mutual funds, variable annuities, and tax-deferred annuities, through regional representatives throughout Sterling Saving's branch network.

ADDITIONAL INFORMATION

The proposed transaction will be submitted to Sterling's and Klamath's shareholders for their consideration. Sterling and Klamath will file a registration statement, a joint Prospectus/Proxy Statement and other relevant documents concerning the proposed transaction with the SEC. Shareholders of both companies are urged to read the Prospectus/Proxy Statement when it becomes available and any other relevant documents filed with the SEC as well as any amendments or supplements to those documents, because they will contain important information. Shareholders may obtain a free copy of the Prospectus/Proxy Statement and other documents containing information about Sterling and Klamath when they become available on the SEC's Internet site at (http://www.sec.gov). In addition, documents filed with the SEC by Sterling can be obtained, without charge, by directing a request to Sterling Financial Corporation, 111 North Wall Street, Spokane, Washington 99201, Attn: Heidi B. Stanley, telephone (509) 358-6160. In addition, documents filed with the SEC by Klamath can be obtained, without charge, by directing a request to Klamath First

Bancorp, Inc., 540 Main Street, Klamath Falls, Oregon 97601, Attn: Craig M. Moore, Corporate Secretary, telephone (541) 882-3444.

Sterling and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the Merger. Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in Sterling's proxy statement, dated March 21, 2003, for Sterling's 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

Klamath and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Klamath in connection with the Merger. Information about the directors and executive officers of Klamath and their ownership of Klamath common stock is set forth in Klamath's proxy statement, dated December 27, 2002, for Klamath's 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Sterling and Klamath, including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) Sterling's and Klamath's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the management of Sterling and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Sterling's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements can be found in Sterling's and Klamath's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC. Sterling does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Investor Contacts:	Sterling Financial Corporation Heidi B. Stanley EVP, Corporate Administration
or	Daniel G. Byrne SVP, Chief Financial Officer 509-458-3711